One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com

CASH FLOW
RESEARCH

GAMCO Investors, Inc.

April 2, 2012

Ms. Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
140 4th Avenue North, Suite 500
Seattle, WA 98109

Dear Colleen:

Congratulations!

As you examine alternatives for Fisher, let me suggest you revisit, study, analyze and implement the financial engineering executed by Wilson Wearn of Multimedia in 1985.

Then, besieged by suggestions by investment bankers and with a backdrop in acquisitions and mergers in the broadcast area, and a potential LBO of the company by a third party, Wilson did one simple thing. He had the shareholders buy the company through a leveraged restructuring.

We are still searching our archives for Multimedia's proxy at that time. We do have the Board of Directors from the 1989 annual report. Note that Bartlett was CEO in 1989.

Here's a simple example of how to accomplish the same goal for Fisher. Have the company create Newco and buy FSCI for $40 per share. Distribute $36 in cash and one share of stock in Newco for each share that is outstanding currently.

The marketplace will create a very liquid market for those that do not want to own "the leveraged stub" in Fisher.

More importantly, based on our projection of your cash flows, you would have a margin of safety in your debt coverage, reduce debt, and generate a 40% CAGR on the "stub" over the next five years.

Shareholders would enjoy a high return on invested capital.

We would like to discuss the highly attractive approach with you in more detail.

Sincerely,

Mario J. Gabelli

MJG/rp

Gabelli & Company, Inc.

Fisher Communications, Inc. Colleen B. Brown - Pres & CEO
(FSCI-OTC) Hassan Natha - CFO
Seattle, WA

Capitalization
(in millions, except per share data)

Balance Sheet as of	Dec-11			
Shares Outstanding	9.0	Class A 3/2/12		
Options	0.0			
Fully Diluted Shares	9.0			
Market Price	$ 31.34	*04/02/12*		
Equity Market Capitalization	282.1			
Plus: Debt pro forma	311.8	4Q	230.7	Net Debt
Less: Cash & Equivalents	81.1	$	(25.64)	Cash /sh
Less: Safeco Stock and assets held for sale	-	sold		
Total Market Capitalization	$512.8			

Pro Forma for $250 mil. of debt added and $40/sh div ($36 cash+$4 stk)
Cash is less estimated tax payment of $21.5 mil to be paid in 1Q 2012.
At 12/31 cash was $176.5 mil and all 8.625% notes subsequently redeemed.

	High	Low
52 Week Trading Range	$ 32.48	$ 21.90

Total Debt/EBITDA	NM	x
EBITDA/Interest	NM	
Net Debt/TEV	NM	%

			Recent Price
Debt	8.63%	$ 104.70	102.88

Callable 9/15/2010	102.87
" 9/15/11	101.4375
After 9/15/12	Par

Borrow $250 mil @ 8% & pay $40 per share ($36 cash + $4 stk)

Financial Data

LEVERAGED RECAP
Assumes $40 per share purchase price ($36/sh cash and $4/sh stock in New Co from 1/1/12)

FYE 12/31		2011	2012PF	2013P	2014P	2015P	2016P	5-year CAGR	2012PF-2016P Total
Revenue		$ 164.6	$ 174.4	$ 159.4	$ 185.8	$ 171.3	$ 199.4	*3.9%*	$ 890.2
EBITDA		25.5	36.7	24.2	41.0	28.4	46.4	*12.7%*	$ 176.8
% Margin		*15.5%*	*21.0%*	*15.2%*	*22.1%*	*16.6%*	*23.3%*		
EPS		$ 3.97	$ 0.64	$ (0.25)	$ 0.90	$ 0.07	$ 1.36		
	Excl. $7.4 mil. pretax charge in 2008 from rep firm change								
EBITDA Multiple	x	20.1 x	14.0 x	21.2 x	12.5 x	18.1 x	11.1 x		
($ millions ex. per-share amounts)									
Broadcasting		2011	2012PF	2013P	2014P	2015P	2016P		
Total	*Revenues*	$150.3	$174.4	$159.4	$185.8	$171.3	$199.4	*5.8%*	$ 890.2
	BCF	35.0	55.6	43.5	60.8	48.7	67.3	*13.9%*	$ 275.8
Television									
	Revenue	$ 128.5	$ 152.1	$ 136.4	$ 162.0	$ 146.8	$ 174.2		
	EBITDA	30.8	50.6	38.2	55.1	42.6	61.0		
	Multiple	8.0	8.0	8.0	8.0	8.0	8.0		
	Value	$ 246.4	$ 405.1	$ 305.4	$ 440.8	$ 340.6	$ 487.7		
Radio	Revenue	$ 21.7	$ 22.4	$ 23.0	$ 23.7	$ 24.4	$ 25.2		
	EBITDA	4.2	4.9	5.3	5.7	6.1	6.3		
	Multiple	7.0	7.0	7.0	7.0	7.0	7.0		
	Value	$ 29.5	$ 34.4	$ 37.1	$ 39.9	$ 42.8	$ 44.1		
Total Private Market Value		$276.0	$439.6	$342.5	$480.6	$383.4	$531.8		
Less: (Net Debt)/Cash After Dividend Payout		(231.0)	(226.2)	(229.1)	(221.5)	(221.2)	(209.0)		
*: Net Option Payments		0.0	0.0	0.0	0.0	0.0	0.0		
Plus: Safeco Shares (Mkt Value)		-	-	-	-	-	-		
Equity Private Market Value		$45.0	$213.3	$113.4	$259.1	$162.2	$322.8		
Shares Outstanding		8.9	9.0	9.0	9.0	9.0	9.0		
PMV per share		**$5**	**$24**	**$13**	**$29**	**$18**	**$36**	*48.0%*	
Current Discount to PMV		*-520.0%*	*-32.2%*	*-148.7%*	*-8.9%*	*-73.9%*	*12.6%*	#	
Cap Ex		9.0	9.2	9.3	9.5	9.5	9.5		58.6
Free Cash Flow		37.0	4.8	(2.9)	7.6	0.3	12.2		52.7
Per share		$ 4.11	$ 0.53	$ (0.32)	$ 0.84	$ 0.04	$ 1.36		
Yield		13.1%	1.7%	-1.0%	2.7%	0.1%	4.3%		

Offices and studios and towers generally owned for TV
Boise and Portland LLCs jointly use tower site on leased land

Radio owns building in Great Falls, MT

Barry L. Lucas

Gabelli & Company, Inc.

Printed at 2:54 PM on 4/2/2012

Fisher Communications, Inc. Colleen B. Brown - Pres & CEO
FSCI-OTC) Hassan Natha - CFO
eattle, WA

Capitalization
in millions, except per share data)

Balance Sheet as of	Dec-11	
Shares Outstanding	8.8	Class A 3/2/12
Options	0.0	
Fully Diluted Shares	8.8	
Market Price	$ 31.12	*04/02/12*
Equity Market Capitalization	275.3	
Plus: Debt pro forma	61.8	4Q (93.3) Net Debt
Less: Cash & Equivalents	155.1	$ 10.55 Cash /sh
Less: Safeco Stock and assets held for sale	-	sold
Total Market Capitalization	$182.0	

Cash is less estimated tax payment of $21.5 mil to be paid in 1Q 2012.
At 12/31 cash was $176.5 mil and all 8.625% notes subsequently redeemed.

	High	Low
52 Week Trading Range	$ 32.48	$ 21.90

Total Debt/EBITDA	NM	x
EBITDA/Interest	NM	
Net Debt/TEV	NM	%

			Recent Price
Debt	8.63%	$ 104.70	102.88

Callable 9/15/2010	102.87
" 9/15/11	101.44
After 9/15/12	Par

Barry L. Lucas

Financial Data

FYE 12/31		2007	2008R a)	2009	2010	2011	2012E	2013P	2014P	2015P	2016P	5-year CAGR	2012PF-2016 Total
Revenue		$ 162.3	$ 137.1	$ 109.6	$ 175.7	$ 164.6	$ 174.4	$ 159.4	$ 185.8	$ 171.3	$ 199.4	3.9%	$ 890.2
EBITDA		25.3	18.8	9.3	40.1	25.5	36.7	24.2	41.0	28.4	46.4	12.7%	$ 176.8
% Margin		*15.6%*	*13.7%*	*8.5%*	*22.8%*	*15.5%*	*21.0%*	*15.2%*	*22.1%*	*16.6%*	*23.3%*		
EPS		$3.65	$ 14.30	$ (1.19)	$ 1.14	$ 3.97	$ 2.01	$ 1.21	$ 2.38	$ 1.53	$ 2.78		
	Excl. $7.4 mil. pretax charge in 2008 from rep firm change												
EBITDA Multiple		7.2 x	9.7 x	19.6 x	4.5 x	7.1 x	5.0 x	7.5 x	4.4 x	6.4 x	3.9 x		
($ millions ex. per-share amounts)													
Broadcasting		2007	2008R	2009	2010	2011	2012E	2013P	2014P	2015P	2016P		
Total	*Revenues*	$147.8	$160.7	$120.0	$161.3	$150.3	$174.4	$159.4	$185.8	$171.3	$199.4	5.8%	$ 890.2
	BCF	31.6	33.4	14.1	42.2	35.0	55.6	43.5	60.8	48.7	67.3	13.9%	$ 275.8
Television	Revenue	$ 107.5	$ 124.0	$ 97.2	$ 136.4	$ 128.5	$ 152.1	$ 136.4	$ 162.0	$ 146.8	$ 174.2		
	EBITDA	29.7	35.6	10.9	37.7	30.8	50.6	38.2	55.1	42.6	61.0		
	Multiple	11.0	10.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0		
	Value	326.2	$ 355.6	$ 87.1	$ 301.4	$ 246.4	$ 405.1	$ 305.4	$ 440.8	$ 340.6	$ 487.7		
Radio	Revenue	40.3	$ 36.7	$ 22.8	$ 24.9	$ 21.7	$ 22.4	$ 23.0	$ 23.7	$ 24.4	$ 25.2		
	EBITDA	2.0	(2.1)	3.2	4.5	4.2	4.9	5.3	5.7	6.1	6.3		
	Multiple	12.0	8.0	8.0	7.0	7.0	7.0	7.0	7.0	7.0	7.0		
	Value	23.4	$ 25.0	$ 25.9	$ 31.5	$ 29.5	$ 34.4	$ 37.1	$ 39.9	$ 42.8	$ 44.1		
Total Private Market Value		$492.5	$493.3	$225.4	$441.2	$276.0	$439.6	$342.5	$480.6	$383.4	$531.8		
Less: (Net Debt)/Cash After Dividend Payout		(143.5)	(63.5)	(69.0)	(48.5)	93.2	110.4	120.7	141.5	155.0	180.1		
*: Net Option Payments		(1.5)	0.0	0.0	(1.7)	(1.6)	(4.6)	(3.2)	(5.9)	(4.4)	(7.4)		
Plus: Safeco Shares (Mkt Value)		204.9	-	-	-	-	-	-	-	-	-		
Equity Private Market Value		$552.5	$429.8	$156.4	$391.0	$369.2	$549.9	$463.2	$622.2	$538.4	$711.8		
Shares Outstanding		8.8	8.8	8.8	8.8	8.9	8.9	8.9	8.9	8.9	8.9		
PMV per share		$62	$49	$18	$44	$41	$62	$52	$70	$60	$80	14.0%	
Current Discount to PMV		*50.2%*	*36.0%*	*-76.0%*	*29.6%*	*25.0%*	*49.6%*	*40.2%*	*55.5%*	*48.6%*	*61.1%*	#	
Cap Ex		9.3	10.3	11.6	10.0	9.0	9.2	9.3	9.5	9.5	9.5		58.6
Free Cash Flow			125.9	(8.3)	14.6	37.0	17.2	10.3	20.9	13.5	25.1		91.6
Per share					$ 1.65	$ 4.18	$ 1.94	$ 1.16	$ 2.36	$ 1.52	$ 2.83		
Yield					5.3%	13.4%	6.2%	3.7%	7.6%	4.9%	9.1%		